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                                             File No. 70-8675


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


                   CERTIFICATE OF NOTIFICATION

             Pursuant to Rule 24(a) under the Public
              Utility Holding Company Act of 1935

                            Filed by

                   NEW ENGLAND ELECTRIC SYSTEM
                    NEW ENGLAND POWER COMPANY
                  MASSACHUSETTS ELECTRIC COMPANY

     It is hereby certified that on December 31, 1996, New England Power Company assumed the existing lease for certain generating facilities of Nantucket Electric Company, as described in Form U-1 and amendments thereto, File No. 70-8675, and in the Order of the Securities and Exchange Commission with respect thereto dated December 27, 1995 (HCAR No. 26439). All such transactions have been carried out, in accordance with the terms and conditions of and for the purpose represented in said Form U-1 and the Order of the Commission.

     The required "past tense" opinion of counsel is attached hereto as Exhibit I.

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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Certificate of Notification (Commission's File No. 70-8675) to be signed on its behalf by the undersigned officers thereunto duly authorized.

                                   NEW ENGLAND ELECTRIC SYSTEM
                                   MASSACHUSETTS ELECTRIC COMPANY
                                   NEW ENGLAND POWER COMPANY


                                         s/Michael E. Jesanis
                                   By:  _________________________
                                        Michael E. Jesanis
                                        Treasurer of each company

Date:  January 10, 1997


The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.